UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 1-14522

                Open Joint Stock Company "Vimpel-Communications"
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                 (Translation of registrant's name into English)

        10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F  [X]    Form 40-F [  ]

         Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1):   .
                                                    ---

         Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(7):   .
                                                    ---

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes  [  ]         No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           OPEN JOINT STOCK COMPANY
                                            "VIMPEL-COMMUNICATIONS"
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                                                  (Registrant)
Date:  October 14, 2004
                                           By:  /s/ Alexander V. Izosimov
                                                --------------------------------
                                           Name:  Alexander V. Izosimov
                                           Title: Chief Executive Officer and
                                                  General Director